                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                             (Amendment No. 11)(1)

                              ANGELICA CORPORATION
                              --------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    034663104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 14, 2005
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /_/.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 2 of 10 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                         STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,847,250
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,847,250
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,847,250
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 3 of 10 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                         STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,847,250
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,847,250
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,847,250
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 4 of 10 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS (ENTITIES ONLY)

                         WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,847,250
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,847,250
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,847,250
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 5 of 10 Pages
----------------------                                    ----------------------

          The following constitutes Amendment No. 11 ("Amendment No. 11") to the
Schedule 13D filed by the undersigned. This Amendment No. 11 amends the Schedule
13D as specifically set forth.

     Item 3 is hereby amended and restated to read as follows:

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The aggregate  purchase price of the 1,847,250  Shares of Common Stock owned by Steel Partners II is $40,852,160,  including brokerage commissions. The
Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

     Item 4 is hereby amended to add the following:

         On December 14, 2005,  Steel  Partners II sent a letter to the Board of
Directors of the Issuer  expressing its concern with the Issuer's  disappointing operating  performance and aggressive  acquisition  strategy.  Steel Partners II urged the Board to appoint  two of its  representatives,  John  Quicke and James
Henderson,  in  order  to  assist  the  Board  to  absorb  the  Issuer's  recent acquisitions  and to help guide the  implementation  of the  Issuer's  long-term business  plan.  Steel  Partners II also called upon the Board to implement good corporate governance practices by taking the following actions:

     (1)  Destagger the Board of Directors so directors are elected annually;

     (2)  Amend the  bylaws to allow  shareholders  who own more than 10% of the
          Issuer to call special meetings;

     (3)  Redeem the Issuer's shareholder rights plan; and

     (4)  Eliminate  the  supermajority  voting  requirements  in  the  Issuer's charter.

     Steel  Partners II expressed its  willingness  to enter into an appropriate standstill agreement  simultaneously with the appointment of its representatives to the Board of Directors.  Steel  Partners II stated that if the Board does not implement the corporate  governance  reforms enumerated in the letter or, in the alternative,  fails to hire an investment  banking firm to initiate a process to seek  competitive  offers for the Issuer,  Steel  Partners II would  pursue more aggressive  actions to ensure that the Board will enhance  shareholder  value by aligning its interests with those of the  shareholders.  A copy of the letter is attached as an exhibit hereto and incorporated herein by reference.

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 6 of 10 Pages
----------------------                                    ----------------------

     Item 5(a) is hereby amended and restated to read as follows:

          (a)  The aggregate  percentage of Shares reported owned by each person named  herein is based upon  9,290,623  Shares  outstanding  as  reported in the
Issuer's  Quarterly  Report on Form 10-Q for the quarter ended October 29, 2005, as filed with the Securities and Exchange Commission on December 8, 2005.

          As of the close of business on December  13, 2005,  Steel  Partners II beneficially  owned 1,847,250 Shares,  constituting  approximately  19.9% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 1,847,250  Shares owned by Steel Partners
II,  constituting  approximately  19.9% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 1,847,250  Shares owned by Steel Partners II,  constituting approximately 19.9% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  1,847,250  Shares  owned by Steel
Partners II by virtue of his  authority to vote and dispose of such Shares.  All of such Shares were acquired in open-market transactions.

     Item 5(c) is hereby amended to add the following:

          There  have  been no  transactions  by the  Reporting  Persons  in the
Issuer's Common Stock during the past 60 days.

     Item 7 is hereby amended to add the following exhibit:

          3.   Letter from Steel  Partners  II,  L.P.  to Angelica  Corporation, dated December 14, 2005.

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 7 of 10 Pages
----------------------                                    ----------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: December 14, 2005                     STEEL PARTNERS II, L.P.

                                             By:  Steel Partners, L.L.C.
                                                  General Partner

                                             By: /s/ Warren G. Lichtenstein
                                                 -------------------------------
                                                 Warren G. Lichtenstein
                                                 Managing Member

                                             STEEL PARTNERS, L.L.C.

                                             By: /s/ Warren G. Lichtenstein
                                                 -------------------------------
                                                 Warren G. Lichtenstein
                                                 Managing Member

                                             /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             WARREN G. LICHTENSTEIN

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 8 of 10 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

Exhibit                                                                    Page
-------                                                                    ----

1.   Joint Filing Agreement by and between Steel Partners II, L.P. and      --
     Warren G. Lichtenstein, dated April 24, 2003 (previously filed).

2.   Joint  Filing  Agreement  by and among Steel  Partners  II, L.P.,      --
     Steel  Partners,   L.L.C.  and  Warren  G.  Lichtenstein,   dated
     May 25, 2004 (previously filed).

3.   Letter from Steel Partners II, L.P. to Angelica Corporation, dated  9 to 10
     December 14, 2005.

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 9 of 10 Pages
----------------------                                    ----------------------

                             STEEL PARTNERS II, L.P.
                               590 MADISON AVENUE
                                   32nd FLOOR
                            NEW YORK, NEW YORK 10022
                                    --------
                               TEL: (212) 520-2300
                               FAX: (212) 520-2301

                                                               December 14, 2005

Board of Directors of Angelica Corporation
Attn: Charles W. Mueller
c/o Angelica Corporation
424 South Woods Mill Road
Chesterfield, Missouri  63017

Members of the Board:

     Steel  Partners II, L.P.  ("Steel") is the largest  shareholder of Angelica
Corporation ("Angelica"),  owning approximately 19.9% of its outstanding shares.
Steel has become  increasingly  concerned with Angelica's  recent  disappointing operating performance and the effect that higher energy, labor and restructuring costs have had on Angelica's earnings. Steel believes that Angelica's aggressive acquisition  strategy  over the last two years,  during which time  Angelica has spent  over $100  million  on 9  acquisitions,  has  decreased,  not  increased,
Angelica's  value.  These  acquisitions,  which have been funded  primarily by a substantial increase in borrowings, have not been accretive to earnings and have substantially  weakened  Angelica's  balance  sheet.  In  looking  back at these acquisitions,  one can raise serious  questions as to whether Angelica  overpaid for  these  businesses.  What  is  clear,  however,  is that  Angelica's  recent operating performance is not acceptable and must be improved.

     In that regard,  Steel feels  strongly that  Angelica's  Board of Directors
would  be   greatly   enhanced   by  the   immediate   addition   of  two  Steel
representatives,  John Quicke and Jim Henderson.  Both have strong operating and financial credentials, including being members of the Board and running numerous public and private companies.  John was President and Chief Operating Officer of
Sequa  Corporation  and Jim was President of Aydin  Corporation.  Steel believes that both Messrs.  Quicke and Henderson can assist the Board with the absorption of Angelica's recent  acquisitions to rationalize  potential operating synergies and other  efficiencies  and to help  guide  the  implementation  of  Angelica's long-term  business  plan.  One thing must be  perfectly  clear - Angelica  must refrain from any further  acquisition  activity and use cash flow generated from operations to reduce debt.

----------------------                                    ----------------------
CUSIP No. 034663104                   13D                    Page 10 of 10 Pages
----------------------                                    ----------------------

     We also believe that Angelica's  charter and bylaws are not consistent with the  requirements  that public  companies  implement good  corporate  governance practices. Steel believes that Angelica should immediately implement a number of steps to make its Board more  accountable  to the true owners of  Angelica,  its shareholders.  In that regard, Steel believes Angelica should take the following action no later than its next annual meeting of shareholders:

     (1)  Destagger the Board of Directors so directors are elected annually;

     (2)  Amend  the  bylaws  to allow  shareholders  who own  more  than 10% of
          Angelica to call special meetings;

     (3)  Redeem Angelica's shareholder rights plan; and

     (4)  Eliminate the supermajority voting requirements in Angelica's charter.

     To avoid any concern on the part of Angelica's  Board that these  corporate governance  changes are  motivated  by  anything  other than our belief that the
Board should be accountable to its shareholders and not hide behind restrictions designated to insulate the Board from its  shareholders,  Steel would be willing to  enter  into an  appropriate  standstill  agreement  simultaneously  with the appointment of its representatives to the Board.

     Steel believes that prompt action on the Board's part that is responsive to our concerns will facilitate appropriate shareholder representation on the Board and ease our concerns about management's ability to implement its business plan.
With these  changes,  Steel is willing to see if  management  can  transform its business model to become a  marketing/consumer  centric  company and at the same time return itself to historic  profitability levels. Without such action, Steel will be forced to pursue more aggressive actions to insure that Angelica's Board focuses on its primary  responsibility to enhance  shareholder value by aligning its interests  with those of its  shareholders.  As an  alternative,  should the
Board not be willing  to take the  required  actions,  we call upon the Board to engage an investment banker to initiate a process to seek competitive offers for
Angelica and to allow  Angelica's  shareholders to determine  whether  resulting bids adequately reflect full value.

     We believe that other  shareholders  would strongly support the addition of two  Steel  directors  to the  Board  and the  implementation  of our  suggested corporate governance reforms.

     We thank you for your prompt and thoughtful consideration.  We look forward to a positive  reply.  Please call me if you would like to discuss these matters at 212-520-2320.

                                                 Very truly yours,

                                                 Steel Partners II, L.P.

                                                 By: Steel Partners, LLC
                                                     General Partner

                                                 By: /s/ Warren G. Lichtenstein
                                                     --------------------------
                                                     Warren G. Lichtenstein
                                                     Managing Member